UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Kind United Holdings Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(852) 2111 3815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kind United Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,338,104(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,338,104(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Kind United Holdings Limited holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leung Moon Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”), relating to ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro- Rural Holdings Limited, a British Virgin Islands company (the “Issuer”), amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010, as amended by Amendment No. 1 filed with the Commission on August 4, 2011.

This Amendment is being filed jointly by Kind United Holdings Limited, a British Virgin Islands company (“Kind United”), Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam (the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group.

The Reporting Persons have not purchased or sold any shares of the Issuer’s securities since the Schedule 13D was last amended. The Amendment is being filed to report a change in the percentage of shares beneficially owned by the Reporting Persons as a result of a change in the number of outstanding shares of the Issuer’s Ordinary Shares (as described further in Item 5 below).

This Amendment is being filed to amend Item 5 as follows:

Item 5. Interest in Securities of the Issuer.

A Report on Form 6-K, filed by the Issuer with the Commission on August 16, 2011, reports that on August 16, 2011, the Issuer completed a private placement resulting in the issuance of 5,900,000 of the Issuer’s Ordinary Shares, thereby increasing the number of shares of the Issuer’s Ordinary Shares outstanding. As a result, the percentage of the outstanding Issuer’s Ordinary Shares beneficially owned by the Reporting Persons has changed. (All calculations of beneficial ownership contained herein are based on there being 73,543,782 of the Issuer’s Ordinary Shares as of August 16, 2011.)

The information in Item 5 of the Schedule 13D is hereby amended as follows:

(a)	As of the date hereof, Kind United owns directly 37,338,104 Ordinary Shares of the Issuer, representing approximately 50.8% of all of the issued and outstanding Ordinary Shares of the Issuer.

Mr. Cheng Chung Hing, Ricky, is a member of the board of directors of Kind United and owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Kind United.

Mr. Leung Moon Lam is a member of the board of directors of Kind United and owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Kind United.

(b)	Kind United Holdings Limited:

(1)	Sole Voting Power: 37,338,104

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 37,338,104

(4)	Shared Dispositive Power: 0

Cheng Chung Hing, Ricky:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 37,338,104

Leung Moon Lam:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 37,338,104

CUSIP No. G3163G104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIND UNITED HOLDINGS LIMITED

/s/ Cheng Chung Hing, Ricky
Name: Cheng Chung Hing, Ricky
Title: Chairman
Dated: August 16, 2011

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky
Dated: August 16, 2011

LEUNG MOON LAM

/s/ Leung Moon Lam
Dated: August 16, 2011

SCHEDULE A

SCHEDULE A

Directors and Executive Officers of Kind United Holdings Limited

Name	Business Address	Present Principal Occupation or Employment
Cheng Chung Hing, Ricky	c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman of the Board of China Metro-Rural Holdings Limited and Director of China Metro-Rural Exchange Limited; Co-Founder, Co-Chairman and Executive Director of China South City Holdings Limited

Leung Moon Lam	c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Director of China Metro-Rural Exchange Limited; Co-Founder, Executive Director and Chief Executive Officer of China South City Holdings Limited